

October 21, 2011

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

    Re: **Ballroom Dance Fitness, Inc.**
             Amendment No. 8 to Registration Statement on Form S-1
             Filed October 7, 2011
             File No. 333-167249

Dear Mr. Forhan:

We have received your response to our comment letter to you dated September 27, 2011 and have the following additional comments.

Proposed Milestones, page 30

1. We note your response to our prior comment four and reissue. As you currently have minimal cash on hand**,** limited operations and have not yet commenced your offering, the timeline you set forth appears to be unrealistic. Please revise or advise.

Statement of Operations, page F-3

2. Please remove all common share and per share information for the period from inception, as it is not meaningful. This comment also applies to page F-13.

Report of Independent Accountants, page F-11

3. The auditor's report should clearly identify the specific financial statements being audited. We note the revisions you have made in response to our prior 10. However, the auditor's report still does not separately identify each of the periods for which statements of income and cash flows have been presented. Specifically, we would expect the auditor's report to identify the results of operations and cash flows for the period from inception (January 20, 2009) through December 31, 2009, the year ended December 31, 2010 and the cumulative period from inception through December 31, 2010. If each of these three financial periods were audited, please revise the auditor's report to state this fact.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel